Exhibit 99.1

Alibaba Group Announces Chairman and CEO Succession Plan

Joseph C. Tsai named Chairman, Eddie Yongming Wu named Chief Executive Officer

Daniel Zhang will serve exclusively as Chairman and CEO of Alibaba Cloud Intelligence Group

Hangzhou, China, June 20, 2023 – Alibaba Group Holding Limited’s (NYSE: BABA and HKEX: 9988, “Alibaba” or “Alibaba Group”) board of directors today announced that Joseph C. Tsai, currently Executive Vice Chairman, will succeed Daniel Zhang as Chairman of the Company. Eddie Yongming Wu, Chairman of Taobao and Tmall Group, will succeed Mr. Zhang as Chief Executive Officer and replace Mr. Zhang on the Company’s board of directors. Both appointments will take effect on September 10, 2023. Following this transition, Mr. Zhang will continue to lead Alibaba Cloud Intelligence Group as its Chairman and Chief Executive Officer.

“It has been an incredible honor and privilege to lead Alibaba Group as CEO over the past eight years and Chairman over the past four years. This is the right time for me to make a transition, given the importance of Alibaba Cloud Intelligence Group as it progresses towards a full spin-off. I look forward to working closely with Joe and Eddie in the coming months to ensure a seamless transition,” said Daniel Zhang, Chairman and CEO of Alibaba Group. “Looking ahead, I am committed to strengthening Alibaba Cloud Intelligence Group’s market leadership by making cloud computing and artificial intelligence more accessible for businesses of all sizes and industries as they continue their digital transformation. The emergence of generative AI has also opened up exciting new opportunities that Alibaba Cloud Intelligence Group is well-positioned to capture.”

“Daniel has made exceptional contributions to the development of Alibaba Group since joining the company in 2007, and he demonstrated extraordinary leadership in navigating unprecedented uncertainties affecting our business over the past few years. We believe there is no better leader than Daniel to steer Alibaba Cloud Intelligence Group into the next chapter of its journey and future growth,” said Joseph Tsai.

“As chief technology officer of key businesses including Taobao and Alipay during Alibaba’s critical phases of development, Eddie was instrumental in architecting our technology platforms and guiding our strategic direction. He led the creation of our proprietary monetization platform on Taobao and Tmall, and drove the launch of the Mobile Taobao App to propel our company to the mobile-first era. I look forward to working with Eddie to spark our next phase of growth through technology and innovation,” said Tsai.

“I am grateful for the trust of the Alibaba Group board of directors and am honored to succeed Daniel as Alibaba’s CEO,” said Eddie Yongming Wu, who in addition to taking on the role of Chief Executive Officer, will continue to serve as Chairman of wholly-owned subsidiary Taobao and Tmall Group. “Over the past 24 years, Alibaba has consistently innovated through evolution and breakthroughs from within, and each transformation has catalyzed new growth. While our current transformation brings in a new corporate organizational and governance structure, Alibaba’s mission remains unchanged. We will continue to enable individuals and businesses to benefit from the digital economy and serve our customers with unique value proposition supported by innovation and our leading technology.”

Eddie Yongming Wu is one of our co-founders, a member of the Alibaba Partnership and chairman of Taobao and Tmall Group since May 2023. Mr. Wu was technology director of Alibaba at the company’s inception in 1999. He served as chief technology officer of Alipay from December 2004, and became business director of our monetization platform, Alimama, in November 2005 and was promoted to its general manager in December 2007. In September 2008, he became chief technology officer of Taobao , and in October 2011 he took on the role of head of Alibaba Group’s search, advertising and mobile business. Mr. Wu served as director of Alibaba Health Information Technology Limited (“Alibaba Health”), a company listed on the Main Board of the Hong Kong Stock Exchange, from April 2015 to October 2021 and chairman of Alibaba Health from April 2015 to March 2020. From September 2014 to September 2019, Mr. Wu was special assistant to Alibaba Group’s board chairman. In August 2015, Mr. Wu founded Vision Plus Capital, a venture capital firm focused on investing in advanced technologies, enterprise services and digital healthcare. He graduated from the College of Information Engineering of Zhejiang University of Technology in June 1996.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

Media Contacts

Ivy Ke Alibaba Group +852 5590 9949 ivy.ke@alibaba-inc.com	Justine Chao Alibaba Group +852 6272 6188 justinechao@alibaba-inc.com